Exhibit 99.1
LJ International Reports Strong Consumer Demand for Its “Lovely Heart” Pendant
Over 9,500 Pieces Already Sold in 2010 vs. 6,000 for Last Year’s Similar “Lucky Star”
HONG KONG—(Marketwire — 11/01/10) — LJ International Inc. (LJI) (NASDAQ:JADE — News) today reported strong consumer demand for its Lovely Heart pendant, sold exclusively through its ENZO chain of retail jewelry stores in China.

More than 9,500 pieces have been sold since the pendant’s introduction in June 2010. Sales are expected to reach approximately 10,000 for the year, up from sales of approximately 6,000 for the “Lucky Star” ENZO pendant in 2009.
Lovely Heart, like last year’s Lucky Star, is ENZO’s “summer special” promotional item, designed to boost consumer traffic at the traditionally slowest time of the year. The Company believes that its high sales volume this year reflects not only the inherent appeal of Lovely Heart (pictured here) but also the growing reputation of ENZO stores among affluent Chinese consumers.

LJI said Lovely Heart has proven to be a valuable addition to the existing ENZO lines on several levels. First, it reinforces the LJI’s strength as a dominant player in the “affordable luxury” market. Second, it serves as the main display driving customer traffic at new ENZO stores. Third, it display’s LJI’s trademark colored stones in an assortment that provides universal, year-round appeal and can be cross-sold with other ENZO pieces. Finally, Lovely Heart is an ideal vehicle to educate customers on colored gemstones, which are relatively new to the Chinese retail market.
“We are pleased with the overwhelming response the Lovely Heart Collection has received. Just as other luxury jewelers have trademark pieces, we expect Lovely Heart Collection to be recognized in the same regard,” stated LJI Chairman and CEO, Yu Chuan Yih. “On the business side, in addition to increasing sales revenues, the strong appeal of the Lovely Heart Collection promotes the ENZO brand through increased awareness and visibility. Especially as we continue the expansion of ENZO stores throughout China, the mass appeal of the Lovely Heart design reinforces our belief that consumers both desire and actively purchase fashionable pieces at reasonable prices.”
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.
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Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cooperglobalcommunications.com
www.ljintl.com	rcooper@cooperglobalcommunications.com
www.cooperglobalcommunications.com